Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

FOR IMMEDIATE RELEASE

FIRST MIDWEST BANCORP, INC. ANNOUNCES
2016 SECOND QUARTER RESULTS

ITASCA, IL, July 19, 2016 - First Midwest Bancorp, Inc. (the "Company" or "First Midwest") (NASDAQ NGS: FMBI), the holding company of First Midwest Bank (the "Bank"), today reported results of operations and financial condition for the second quarter of 2016. Net income for the second quarter of 2016 was $25.3 million, or $0.31 per share. This compares to $18.0 million, or $0.23 per share, for the first quarter of 2016, and $22.6 million, or $0.29 per share, for the second quarter of 2015. Performance for the second and first quarters of 2016 were impacted by acquisition and integration related pre-tax expenses of $618,000 and $5.0 million, respectively. Excluding these expenses, earnings per share was $0.32 for the second quarter of 2016 compared to $0.27 for the first quarter of 2016.
SELECT SECOND QUARTER HIGHLIGHTS

•	Increased earnings per share to $0.32, up 19% from the first quarter of 2016 and 10% from second quarter of 2015, excluding acquisition and integration related expenses.

•	Grew fee-based revenues to $36 million, an increase of 7% from the first quarter of 2016 and 14% from the second quarter of 2015.

•	Improved efficiency ratio to 61%, compared to 65% for the first quarter of 2016 and 62% for the second quarter of 2015.

•	Expanded total loans to $8.0 billion, up 8% annualized from March 31, 2016 and 17% from June 30, 2015.

•	Reported non-performing assets to total loans plus OREO of 0.93%, down 17 basis points from June 30, 2015 and consistent with March 31, 2016.

•	Grew average core deposits to $7.7 billion, up 9% from the first quarter of 2016 and 13% from the second quarter of 2015.

•	Announced the pending acquisition of Standard Bancshares, Inc. on June 28, 2016, with $2.5 billion in assets, $2.2 billion in deposits, and $1.8 billion in loans.
"It was an active second quarter, reflecting continued, successful execution on a number of business fronts," said Michael L. Scudder, President and Chief Executive Officer of First Midwest Bancorp, Inc. "Core earnings per share improved by 19% to $0.32 as compared to first quarter 2016, benefiting from the full quarter impact of our acquisition of The National Bank and Trust Company of Sycamore as well as organic earning asset and revenue growth and controlled operating expenses. Our loan growth was both strong and balanced, growing by 8% annualized versus the end of last quarter and 17% as contrasted to a year ago."
Mr. Scudder continued, "Against a backdrop of market volatility and uncertainty, we remain centered on those actions which enhance the value of our franchise and inure to the long term benefit of our shareholders. Our pending acquisition of Standard Bank and Trust Company further positions us as a premier market leader in metro Chicago and reinforces our commitment to relationship based business banking. At the same time, we continue to strengthen our lines of business and work to efficiently grow and diversify our revenues. Combined with our strong capital foundation, these efforts add to our underlying business momentum and position us well for future performance and growth."

ACQUISITIONS
Pending Acquisition
Standard Bancshares, Inc.
On June 28, 2016, the Company entered into a definitive agreement to acquire Standard Bancshares, Inc. ("Standard"), the holding company for Standard Bank and Trust Company. With the acquisition, the Company would acquire 35 banking offices in the southwest Chicago suburbs and adjacent markets in northwest Indiana. Standard has total assets of approximately $2.5 billion with $2.2 billion in deposits, of which over 90% are core deposits, and $1.8 billion in loans, of which 80% are commercial-related. If the merger is completed, the merger consideration to Standard shareholders will be Company common stock, with an overall transaction value of approximately $365 million as of the date of announcement. The acquisition is expected to close in late 2016 or early 2017, subject to customary regulatory approvals and closing conditions, as well as Company and Standard shareholder approval.
Completed Acquisitions
NI Bancshares Corporation
On March 8, 2016, the Company completed its acquisition of NI Bancshares Corporation ("NI Bancshares"), the holding company for The National Bank & Trust Company of Sycamore. With the acquisition, the Company obtained ten banking offices in northern Illinois, and added approximately $400 million in loans and $600 million in deposits. In addition, the Company acquired over $700 million in trust assets under management, which increased the Company's trust assets under management by approximately 10%. The merger consideration totaled $70.1 million and consisted of $54.9 million in Company common stock and $15.2 million in cash.
Peoples Bancorp, Inc.
On December 3, 2015, the Company completed its acquisition of Peoples Bancorp, Inc. ("Peoples") and its wholly-owned banking subsidiary, The Peoples' Bank of Arlington Heights. With the acquisition, the Company acquired two banking offices in Arlington Heights, Illinois, and approximately $92 million in deposits and $54 million in loans. The merger consideration totaled $16.8 million and was paid in cash.

OPERATING PERFORMANCE
Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	June 30, 2016			March 31, 2016			June 30, 2015
	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)
Assets:
Other interest-earning assets	$300,945	$426	0.57	$241,645	$342	0.57	$669,556	$516	0.31
Securities (1)	1,721,781	10,636	2.47	1,495,462	9,998	2.67	1,177,516	9,792	3.33
Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock	42,561	200	1.88	39,773	159	1.60	38,748	368	3.80
Loans (1)(2)	7,883,806	87,481	4.46	7,346,035	79,356	4.34	6,815,781	76,573	4.51
Total interest-earning assets (1)	9,949,093	98,743	3.99	9,122,915	89,855	3.96	8,701,601	87,249	4.02
Cash and due from banks	154,693			133,268			133,180
Allowance for loan and covered loan losses	(80,561)			(75,654)			(73,865)
Other assets	945,291			876,316			881,613
Total assets	$10,968,516			$10,056,845			$9,642,529
Liabilities and Stockholders' Equity:
Interest-bearing core deposits (3)	$4,941,779	991	0.08	$4,607,738	948	0.08	$4,407,168	896	0.08
Time deposits	1,277,694	1,491	0.47	1,183,463	1,437	0.49	1,216,371	1,506	0.50
Borrowed funds	461,363	1,499	1.31	303,232	1,316	1.75	140,002	118	0.34
Senior and subordinated debt	162,836	2,588	6.39	201,253	3,133	6.26	200,999	3,134	6.25
Total interest-bearing liabilities	6,843,672	6,569	0.39	6,295,686	6,834	0.44	5,964,540	5,654	0.38
Demand deposits (3)	2,771,813			2,463,017			2,437,742
Total funding sources	9,615,485			8,758,703			8,402,282
Other liabilities	117,534			119,554			116,717
Stockholders' equity - common	1,235,497			1,178,588			1,123,530
Total liabilities and stockholders' equity	$10,968,516			$10,056,845			$9,642,529
Tax-equivalent net interest income/margin (1)		92,174	3.72		83,021	3.66		81,595	3.76
Tax-equivalent adjustment		(2,193)			(2,307)			(2,693)
Net interest income (GAAP)		$89,981			$80,714			$78,902

(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. The corresponding income tax impact related to tax-exempt items is recorded in income tax expense. These adjustments have no impact on net income. See the accompanying Non-GAAP Financial Information discussion and the Non-GAAP Reconciliations for details on the calculation of tax-equivalent net interest income.
(2) Includes loans acquired through Federal Deposit Insurance Corporation ("FDIC")-assisted transactions subject to loss sharing agreements ("covered loans"), which totaled $27.2 million, $28.4 million, and $57.9 million at June 30, 2016, March 31, 2016, and June 30, 2015, respectively.
(3) See the Deposit Composition table for further average balance detail by category.
For the second quarter of 2016, total average interest-earning assets rose $826.2 million from the first quarter of 2016 and $1.2 billion from the second quarter of 2015. The increase from both prior periods was driven primarily by $528.8 million of interest-earning assets acquired in the NI Bancshares transaction late in the first quarter of 2016, as well as leveraging growth in deposits and FHLB advances. Compared to the second quarter of 2015, the rise in average interest-earning assets was also impacted by $96.2 million of interest-earning assets acquired in the Peoples transaction late in the fourth quarter of 2015.
Average funding sources increased by $856.8 million from the first quarter of 2016 and $1.2 billion from the second quarter of 2015. Compared to both prior periods, the increase resulted primarily from deposits acquired in the NI Bancshares transaction and the full quarter impact of the addition of $262.5 million of FHLB advances during the first quarter of 2016. In addition, deposits acquired in the Peoples transaction contributed to the increase in average funding sources compared to the second quarter of 2015.
Tax-equivalent net interest margin for the current quarter was 3.72%, increasing 6 basis points from the first quarter of 2016 and decreasing 4 basis points from the second quarter of 2015. The increase in tax-equivalent net interest margin from the first quarter of 2016 was due primarily to higher accretion on acquired loans and lower funding costs resulting from the maturity of $38.5 million of subordinated notes early in the second quarter of 2016, partially offset by the addition of lower yielding securities. Compared to the second quarter of 2015, the decrease in tax-equivalent net interest margin was due primarily to the addition of FHLB advances and lower covered loan income, partially offset by the maturity of subordinated notes.
Net interest income increased by 11.5% and 14.0% from the first quarter of 2016 and second quarter of 2015, respectively, due primarily to the increase in average loans of 7.3% and 15.7% from the same periods.
Acquired loan accretion contributed $3.9 million, $1.4 million, and $3.6 million to net interest income for the second quarter of 2016, the first quarter of 2016, and the second quarter of 2015, respectively.

Fee-based Revenues and Total Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			June 30, 2016 Percent Change from
	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016	June 30, 2015
Service charges on deposit accounts	$10,169	$9,473	$9,886	7.3	2.9
Wealth management fees	8,642	7,559	7,433	14.3	16.3
Card-based fees	7,592	6,718	6,953	13.0	9.2
Merchant servicing fees	3,170	3,028	2,938	4.7	7.9
Mortgage banking income	1,863	1,368	1,439	36.2	29.5
Other service charges, commissions, and fees	4,498	5,448	2,924	(17.4)	53.8
Total fee-based revenues	35,934	33,594	31,573	7.0	13.8
Other income	1,865	1,445	1,900	29.1	(1.8)
Net securities gains	23	887	515	(97.4)	(95.5)
Total noninterest income	$37,822	$35,926	$33,988	5.3	11.3
Total fee-based revenues of $35.9 million grew $2.3 million, or 7.0%, compared to the first quarter of 2016, with services provided to customers acquired in the NI Bancshares transaction contributing to the majority of the increase. In addition, the increase in card-based fees from the first quarter of 2016 reflected seasonally higher transaction volumes and mortgage banking income rose as a result of $52.1 million in sales of 1-4 family mortgage loans in the secondary market during the second quarter of 2016, compared to $38.7 million in the first quarter of 2016. These increases were partially offset by lower sales of capital market products to commercial clients within other service charges, commissions, and fees.
Compared to the second quarter of 2015, total fee-based revenues grew $4.4 million, or 13.8%, with approximately half due to services provided to customers acquired in the NI Bancshares and Peoples transactions. In addition, card-based fees increased as a result of higher transaction volumes and other service charges, commissions, and fees grew due to sales of capital market products to commercial clients and gains realized on the sale of equipment financing contracts originated by First Midwest Equipment Finance.
Total noninterest income of $37.8 million grew 5.3% and 11.3% from the first quarter of 2016 and the second quarter of 2015, respectively.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			June 30, 2016 Percent Change from
	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016	June 30, 2015
Salaries and employee benefits:
Salaries and wages	$37,916	$36,296	$33,096	4.5	14.6
Retirement and other employee benefits	8,351	8,298	7,198	0.6	16.0
Total salaries and employee benefits	46,267	44,594	40,294	3.8	14.8
Net occupancy and equipment expense	9,928	9,697	9,622	2.4	3.2
Professional services	5,292	5,920	5,322	(10.6)	(0.6)
Technology and related costs	3,669	3,701	3,527	(0.9)	4.0
Merchant card expense	2,724	2,598	2,472	4.8	10.2
Advertising and promotions	1,927	1,589	2,344	21.3	(17.8)
Cardholder expenses	1,512	1,359	1,292	11.3	17.0
Net other real estate owned ("OREO") expense	1,122	664	1,861	69.0	(39.7)
Other expenses	8,295	7,447	6,717	11.4	23.5
Total noninterest expense excluding acquisition and integration related expenses (1)	80,736	77,569	73,451	4.1	9.9
Acquisition and integration related expenses	618	5,020	—	(87.7)	N/M
Total noninterest expense	$81,354	$82,589	$73,451	(1.5)	10.8
Efficiency ratio (2)	61%	65%	62%
N/M - Not meaningful.
(1) See the Non-GAAP Financial Information discussion for detail.
(2) The efficiency ratio expresses noninterest expense, excluding OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, and tax-equivalent adjusted bank-owned life insurance ("BOLI") income. In addition, acquisition and integration related pre-tax expenses of $618,000 and $5.0 million are excluded from the efficiency ratio for the second and first quarters of 2016, respectively. See the accompanying Non-GAAP Financial Information discussion and Non-GAAP Reconciliations for details on the calculation of the efficiency ratio.
The efficiency ratio improved to 61% in the second quarter of 2016 compared to 65% for the first quarter of 2016 and 62% for the second quarter of 2015. Excluding acquisition and integration related expenses, total noninterest expense increased by 4.1% from the first quarter of 2016 and 9.9% compared to the second quarter of 2015, with the operations associated with the NI Bancshares and Peoples transactions contributing to substantially all of the linked quarter increase and approximately two-thirds of the increase from second quarter of 2015. These costs primarily occurred within salaries and employee benefits expense, net occupancy and equipment expense, technology and related costs, cardholder expenses, and other expense.
The decrease in professional services from the first quarter of 2016 resulted primarily from a reduction in covered loan remediation expenses.

LOAN PORTFOLIO AND ASSET QUALITY
Loan Portfolio Composition
(Dollar amounts in thousands)

	As of			June 30, 2016 Percent Change From
	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016	June 30, 2015
Commercial and industrial	$2,699,742	$2,634,391	$2,366,056	2.5	14.1
Agricultural	401,858	422,231	377,410	(4.8)	6.5
Commercial real estate:
Office, retail, and industrial	1,529,675	1,566,395	1,432,502	(2.3)	6.8
Multi-family	587,104	562,065	557,947	4.5	5.2
Construction	371,016	260,743	190,970	42.3	94.3
Other commercial real estate	1,000,655	1,060,302	871,119	(5.6)	14.9
Total commercial real estate	3,488,450	3,449,505	3,052,538	1.1	14.3
Total corporate loans	6,590,050	6,506,127	5,796,004	1.3	13.7
Home equity	722,881	683,171	599,320	5.8	20.6
1-4 family mortgages	415,581	390,887	283,562	6.3	46.6
Installment	223,845	213,979	113,382	4.6	97.4
Total consumer loans	1,362,307	1,288,037	996,264	5.8	36.7
Covered loans	27,180	28,391	57,917	(4.3)	(53.1)
Total loans	$7,979,537	$7,822,555	$6,850,185	2.0	16.5
Total loans grew by 8.0% on an annualized basis from March 31, 2016 and 11.2% from June 30, 2015, excluding loans acquired in the NI Bancshares transaction of $363.2 million. Compared to both prior periods presented, growth in commercial and industrial loans reflects the continued expansion into select sector-based lending areas such as structured finance, asset-based lending, and equipment financing. The rise in construction loans compared to both prior periods presented was driven mainly by select commercial projects for which permanent financing is expected upon their completion. Consumer loans grew compared to both prior periods presented due to the continued expansion of mortgage and installment loans, as well as the addition of shorter-duration, floating rate home equity loans.

Asset Quality
(Dollar amounts in thousands)

	As of			June 30, 2016 Percent Change from
	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016	June 30, 2015
Asset quality, excluding covered loans and covered OREO
Non-accrual loans	$36,859	$31,383	$45,009	17.4	(18.1)
90 days or more past due loans, still accruing interest	5,406	5,483	2,744	(1.4)	97.0
Total non-performing loans	42,265	36,866	47,753	14.6	(11.5)
Accruing troubled debt restructurings ("TDRs")	2,491	2,702	3,067	(7.8)	(18.8)
OREO	29,452	29,238	24,471	0.7	20.4
Total non-performing assets	$74,208	$68,806	$75,291	7.9	(1.4)
30-89 days past due loans	$22,770	$29,826	$28,625
Non-accrual loans to total loans	0.46%	0.40%	0.66%
Non-performing loans to total loans	0.53%	0.47%	0.70%
Non-performing assets to total loans plus OREO	0.93%	0.88%	1.10%
Allowance for Credit Losses
Allowance for loan losses	$80,105	$77,150	$71,463
Reserve for unfunded commitments	1,400	1,225	1,816
Total allowance for credit losses	$81,505	$78,375	$73,279
Allowance for credit losses to total loans (1)	1.02%	1.00%	1.07%
Allowance for credit losses to loans, excluding acquired loans	1.11%	1.11%	1.16%
Allowance for credit losses to non-accrual loans, excluding covered loans	217.34%	244.74%	152.01%

(1) This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses on acquired loans is established as necessary to reflect credit deterioration.
Total non-performing assets represented 0.93% of total loans and OREO at June 30, 2016, compared to 0.88% at March 31, 2016 and down from 1.10% at June 30, 2015.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	June 30, 2016	% of Total	March 31, 2016	% of Total	June 30, 2015	% of Total
Net loan charge-offs (1):
Commercial and industrial	$1,450	28.3	$1,396	34.3	$3,273	59.2
Agricultural	—	—	—	—	—	—
Office, retail, and industrial	1,633	31.8	421	10.3	1,862	33.7
Multi-family	83	1.6	179	4.4	466	8.4
Construction	(12)	(0.2)	111	2.7	(188)	(3.4)
Other commercial real estate	810	15.8	1,294	31.8	(603)	(10.9)
Consumer	1,164	22.7	672	16.5	432	7.8
Covered	2	—	—	—	285	5.2
Total net loan charge-offs	$5,130	100.0	$4,073	100.0	$5,527	100.0

Net loan charge-offs to average loans, annualized:
Quarter-to-date	0.26%		0.22%		0.33%
Year-to-date	0.24%		0.22%		0.41%

(1) Amounts represent charge-offs, net of recoveries.

DEPOSIT PORTFOLIO

Deposit Composition
(Dollar amounts in thousands)

	Average for Quarters Ended			June 30, 2016 Percent Change from
	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016	June 30, 2015
Demand deposits	$2,771,813	$2,463,017	$2,437,742	12.5	13.7
Savings deposits	1,655,566	1,575,174	1,470,441	5.1	12.6
NOW accounts	1,615,677	1,448,666	1,379,508	11.5	17.1
Money market accounts	1,670,536	1,583,898	1,557,219	5.5	7.3
Core deposits	7,713,592	7,070,755	6,844,910	9.1	12.7
Time deposits and other	1,277,694	1,183,463	1,216,371	8.0	5.0
Total deposits	$8,991,286	$8,254,218	$8,061,281	8.9	11.5

Average core deposits of $7.7 billion for the second quarter of 2016 increased by 9.1% and 12.7% compared to the first quarter of 2016 and the second quarter of 2015, respectively. The rise in average core deposits compared to both prior periods reflects the full quarter impact of the $443.1 million in core deposits assumed in the NI Bancshares transaction, which was completed late in the first quarter of 2016, and organic growth. Additionally, the rise in average core deposits from the first quarter of 2016 was impacted by the seasonal increase in average municipal deposits of nearly $180.0 million.

CAPITAL MANAGEMENT
Capital Ratios

	As of
	June 30, 2016	March 31, 2016	December 31, 2015	June 30, 2015
Company regulatory capital ratios:
Total capital to risk-weighted assets	10.68%	10.64%	11.15%	11.37%
Tier 1 capital to risk-weighted assets	9.83%	9.81%	10.28%	10.49%
Common equity Tier 1 ("CET1") to risk-weighted assets	9.32%	9.30%	9.73%	9.93%
Tier 1 capital to average assets	8.94%	9.56%	9.40%	9.34%
Company tangible common equity ratios (1)(2):
Tangible common equity to tangible assets	8.29%	8.25%	8.59%	8.32%
Tangible common equity, excluding other comprehensive loss, to tangible assets	8.37%	8.39%	8.89%	8.54%
Tangible common equity to risk-weighted assets	9.14%	9.04%	9.29%	9.55%

(1) These ratios are not subject to formal Federal Reserve regulatory guidance.
(2) Tangible common equity ("TCE") represents common stockholders' equity less goodwill and identifiable intangible assets. See the accompanying Non-GAAP Reconciliations for details of the calculation of these ratios.
Overall, the Company's regulatory capital ratios were consistent compared to March 31, 2016 as a result of an increase in retained earnings, offset by the impact of loan growth on risk-weighted assets. The reduction in Tier 1 capital to average assets from March 31, 2016 resulted from the full quarter impact of assets acquired in the NI Bancshares transaction.
The Board of Directors approved a quarterly cash dividend of $0.09 per common share during the second quarter of 2016, which is consistent with the quarterly dividend paid to shareholders in the first quarter of 2016 and follows a dividend increase from $0.08 to $0.09 per common share during the first quarter of 2015.

Conference Call
A conference call to discuss the Company's results, outlook, and related matters will be held on Wednesday, July 20, 2016 at 11:00 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company's website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company's website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference ID 10088402 beginning one hour after completion of the live call until 9:00 A.M. (ET) on July 28, 2016. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.
Press Release and Additional Information Available on Website
This press release and the accompanying unaudited Selected Financial Information are available through the "Investor Relations" section of First Midwest's website at www.firstmidwest.com/investorrelations.

Forward-Looking Statements
This press release may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this press release, and we undertake no obligation to update any forward-looking statements contained in this press release to reflect new information or events or conditions after the date hereof.
Forward-looking statements may be deemed to include, among other things, statements relating to our future financial performance, the performance of our loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, anticipated trends in our business, regulatory developments, acquisition transactions, including estimated synergies, cost savings and financial benefits of pending or consummated transactions, including First Midwest's proposed acquisition of Standard, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties and assumptions. For a discussion of these risks, uncertainties and assumptions, you should refer to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2015, as well as our subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact our business and financial performance.
Non-GAAP Financial Information
The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which management believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include earnings per share and total non-interest expense, excluding certain significant transactions, tax-equivalent net interest income (including its individual components), tax-equivalent net interest margin, the efficiency ratio, tangible common equity to tangible assets, tangible common equity, excluding accumulated other comprehensive loss, to tangible assets, tangible common equity to risk-weighted assets, return on average tangible common equity, and return on average tangible common equity, excluding certain significant transactions.
Earnings per share, excluding certain significant transactions, and the efficiency ratio exclude acquisition and integration related expenses and property valuation adjustments. Management believes excluding these transactions from earnings per share and the efficiency ratio are useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion facilitates better comparability between periods.
The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it enhances comparability for peer comparison purposes.
In management's view, tangible common equity measures are meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers.
Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. See the following reconciliations for details on the calculation of these measures to the extent presented herein.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab

"Investor Relations" and then under "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.
Participants in the Proposed Standard Transaction
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed Standard transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed Standard transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest's annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.
About the Company
First Midwest is a relationship-based financial institution and one of the largest independent publicly-traded bank holding companies based on assets headquartered in the Midwest. First Midwest's principal subsidiary, First Midwest Bank, and other affiliates provide a full range of commercial, retail, wealth management, trust, and private banking products and services through over 110 locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. First Midwest's website is www.firstmidwest.com.
Contact Information

Investors:	Paul F. Clemens EVP and Chief Financial Officer (630) 875-7347 paul.clemens@firstmidwest.com	Media:	James M. Roolf SVP and Corporate Relations Officer (630) 875-7533 jim.roolf@firstmidwest.com

Accompanying Unaudited Selected Financial Information

Consolidated Statements of Financial Condition (Unaudited) (Dollar amounts in thousands)

	As of
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2016	2015	2015	2015
Period-End Balance Sheet
Assets
Cash and due from banks	$149,957	$135,049	$114,587	$125,279	$135,546
Interest-bearing deposits in other banks	105,432	171,312	266,615	822,264	811,287
Trading securities, at fair value	17,693	17,408	16,894	17,038	18,172
Securities available-for-sale, at fair value	1,773,759	1,625,579	1,306,636	1,151,418	1,142,407
Securities held-to-maturity, at amortized cost	20,672	21,051	23,152	23,723	24,292
FHLB and FRB stock	44,506	40,916	39,306	38,748	38,748
Loans:
Commercial and industrial	2,699,742	2,634,391	2,524,726	2,392,860	2,366,056
Agricultural	401,858	422,231	387,440	393,732	377,410
Commercial real estate:
Office, retail, and industrial	1,529,675	1,566,395	1,395,454	1,414,077	1,432,502
Multi-family	587,104	562,065	528,324	539,308	557,947
Construction	371,016	260,743	216,882	192,086	190,970
Other commercial real estate	1,000,655	1,060,302	931,190	869,748	871,119
Home equity	722,881	683,171	653,468	647,223	599,320
1-4 family mortgages	415,581	390,887	355,854	294,261	283,562
Installment	223,845	213,979	137,602	131,185	113,382
Covered loans	27,180	28,391	30,775	51,219	57,917
Total loans	7,979,537	7,822,555	7,161,715	6,925,699	6,850,185
Allowance for loan losses	(80,105)	(77,150)	(73,630)	(72,500)	(71,463)
Net loans	7,899,432	7,745,405	7,088,085	6,853,199	6,778,722
OREO	29,990	29,649	27,782	32,035	28,230
Premises, furniture, and equipment, net	140,554	141,323	122,278	127,443	128,621
Investment in BOLI	218,133	218,873	209,601	208,666	207,814
Goodwill and other intangible assets	369,962	369,979	339,277	331,250	332,223
Accrued interest receivable and other assets	225,720	212,378	178,463	203,983	216,965
Total assets	$10,995,810	$10,728,922	$9,732,676	$9,935,046	$9,863,027
Liabilities and Stockholders' Equity
Noninterest-bearing deposits	$2,683,495	$2,627,530	$2,414,454	$2,671,793	$2,508,316
Interest-bearing deposits	6,287,821	6,153,288	5,683,284	5,624,657	5,704,355
Total deposits	8,971,316	8,780,818	8,097,738	8,296,450	8,212,671
Borrowed funds	449,744	387,411	165,096	169,943	189,036
Senior and subordinated debt	162,876	201,293	201,208	201,123	201,039
Accrued interest payable and other liabilities	160,985	134,835	122,366	119,861	135,324
Stockholders' equity	1,250,889	1,224,565	1,146,268	1,147,669	1,124,957
Total liabilities and stockholders' equity	$10,995,810	$10,728,922	$9,732,676	$9,935,046	$9,863,027
Stockholders' equity, excluding accumulated other comprehensive income ("AOCI")	$1,259,692	$1,239,606	$1,174,657	$1,163,487	$1,146,189
Stockholders' equity, common	1,250,889	1,224,565	1,146,268	1,147,669	1,124,957

Condensed Consolidated Statements of Income (Unaudited) (Dollar amounts in thousands)

	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Income Statement
Interest income	$96,550	$87,548	$84,667	$84,292	$84,556	$184,098	$167,025
Interest expense	6,569	6,834	6,655	6,390	5,654	13,403	11,341
Net interest income	89,981	80,714	78,012	77,902	78,902	170,695	155,684
Provision for loan losses	8,085	7,593	4,500	4,100	6,000	15,678	12,552
Net interest income after provision for loan losses	81,896	73,121	73,512	73,802	72,902	155,017	143,132
Noninterest Income
Service charges on deposit accounts	10,169	9,473	10,303	10,519	9,886	19,642	19,157
Wealth management fees	8,642	7,559	7,493	7,222	7,433	16,201	14,447
Card-based fees	7,592	6,718	6,761	6,868	6,953	14,310	13,355
Merchant servicing fees	3,170	3,028	2,929	3,207	2,938	6,198	5,603
Mortgage banking income	1,863	1,368	1,777	1,402	1,439	3,231	2,562
Other service charges, commissions, and fees	4,498	5,448	4,664	3,900	2,924	9,946	5,090
Total fee-based revenues	35,934	33,594	33,927	33,118	31,573	69,528	60,214
Other income	1,865	1,445	1,729	1,372	1,900	3,310	3,848
Net securities gains	23	887	822	524	515	910	1,027
Total noninterest income	37,822	35,926	36,478	35,014	33,988	73,748	65,089
Noninterest Expense
Salaries and employee benefits:
Salaries and wages	37,916	36,296	34,295	33,554	33,096	74,212	65,890
Retirement and other employee benefits	8,351	8,298	8,925	7,807	7,198	16,649	15,120
Total salaries and employee benefits	46,267	44,594	43,220	41,361	40,294	90,861	81,010
Net occupancy and equipment expense	9,928	9,697	9,256	9,406	9,622	19,625	20,058
Professional services	5,292	5,920	6,117	6,172	5,322	11,212	10,431
Technology and related costs	3,669	3,701	3,694	3,673	3,527	7,370	7,214
Merchant card expense	2,724	2,598	2,495	2,722	2,472	5,322	4,669
Advertising and promotions	1,927	1,589	2,211	1,828	2,344	3,516	3,567
Cardholder expenses	1,512	1,359	1,329	1,354	1,292	2,871	2,560
Net OREO expense	1,122	664	926	1,290	1,861	1,786	3,065
Other expenses	8,295	7,447	7,525	6,559	6,717	15,742	13,534
Acquisition and integration related expenses	618	5,020	1,389	—	—	5,638	—
Property valuation adjustments	—	—	8,581	—	—	—	—
Total noninterest expense	81,354	82,589	86,743	74,365	73,451	163,943	146,108
Income before income tax expense	38,364	26,458	23,247	34,451	33,439	64,822	62,113
Income tax expense	13,097	8,496	6,923	11,167	10,865	21,593	19,657
Net income	$25,267	$17,962	$16,324	$23,284	$22,574	$43,229	$42,456
Net income applicable to common shares	$24,977	$17,750	$16,145	$23,058	$22,325	$42,727	$41,979
Net income applicable to common shares, excluding certain significant transactions (1)	$25,348	$20,762	$22,127	$23,058	$22,325	$46,110	$41,979
Footnotes to Condensed Consolidated Statements of Income

(1)
Certain significant transactions include acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Earnings Per Share
Basic earnings per common share ("EPS") (1)	$0.31	$0.23	$0.21	$0.30	$0.29	$0.54	$0.55
Diluted EPS (1)	$0.31	$0.23	$0.21	$0.30	$0.29	$0.54	$0.55
Diluted EPS, excluding certain significant transactions (1) (6)	$0.32	$0.27	$0.29	$0.30	$0.29	$0.58	$0.55
Common Stock and Related Per Common Share Data
Book value	$15.38	$15.06	$14.70	$14.72	$14.43	$15.38	$14.43
Tangible book value	$10.83	$10.51	$10.35	$10.47	$10.17	$10.83	$10.17
Dividends declared per share	$0.09	$0.09	$0.09	$0.09	$0.09	$0.18	$0.18
Closing price at period end	$17.56	$18.02	$18.43	$17.54	$18.97	$17.56	$18.97
Closing price to book value	1.1	1.2	1.3	1.2	1.3	1.1	1.3
Period end shares outstanding	81,312	81,298	77,952	77,942	77,961	81,312	77,961
Period end treasury shares	9,965	9,976	10,276	10,286	10,267	9,965	10,267
Common dividends	$7,240	$7,228	$7,017	$7,014	$7,022	$14,468	$14,033
Key Ratios/Data
Return on average common equity (1) (2)	8.13%	6.06%	5.55%	8.06%	7.97%	7.12%	7.56%
Return on average tangible common equity (1) (2)	11.94%	8.87%	8.06%	11.68%	11.62%	10.44%	11.07%
Return on average tangible common equity, excluding certain significant transactions (1) (2) (6)	12.11%	10.32%	10.94%	11.68%	11.62%	11.24%	11.07%
Return on average assets (2)	0.93%	0.72%	0.66%	0.94%	0.94%	0.83%	0.90%
Loans to deposits	88.94%	89.09%	88.44%	83.48%	83.41%	88.94%	83.41%
Efficiency ratio (1)	60.98%	64.82%	64.95%	63.20%	61.70%	62.81%	63.05%
Net interest margin (3)	3.72%	3.66%	3.59%	3.58%	3.76%	3.69%	3.77%
Yield on average interest-earning assets (3)	3.99%	3.96%	3.89%	3.86%	4.02%	3.97%	4.04%
Cost of funds	0.39%	0.44%	0.44%	0.42%	0.38%	0.41%	0.39%
Net noninterest expense to average assets	1.61%	1.90%	2.08%	1.60%	1.66%	1.75%	1.73%
Effective income tax rate	34.14%	32.11%	29.78%	32.41%	32.50%	33.31%	31.65%
Capital Ratios
Total capital to risk-weighted assets (1)	10.68%	10.64%	11.15%	11.43%	11.37%	10.68%	11.37%
Tier 1 capital to risk-weighted assets (1)	9.83%	9.81%	10.28%	10.55%	10.49%	9.83%	10.49%
CET1 to risk-weighted assets (1)	9.32%	9.30%	9.73%	10.00%	9.93%	9.32%	9.93%
Tier 1 capital to average assets (1)	8.94%	9.56%	9.40%	9.29%	9.34%	8.94%	9.34%
Tangible common equity to tangible assets (1)	8.29%	8.25%	8.59%	8.50%	8.32%	8.29%	8.32%
Tangible common equity, excluding AOCI, to tangible assets (1)	8.37%	8.39%	8.89%	8.67%	8.54%	8.37%	8.54%
Tangible common equity to risk-weighted assets (1)	9.14%	9.04%	9.29%	9.70%	9.55%	9.14%	9.55%
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Asset Quality Performance Data
Non-performing assets (4)
Commercial and industrial	$6,303	$5,364	$5,587	$6,438	$11,100	$6,303	$11,100
Agricultural	475	295	355	112	317	475	317
Commercial real estate:
Office, retail, and industrial	16,815	10,910	6,875	6,961	12,599	16,815	12,599
Multi-family	321	410	796	1,046	1,287	321	1,287
Construction	360	778	905	3,332	4,940	360	4,940
Other commercial real estate	4,797	5,555	5,611	5,898	5,513	4,797	5,513
Consumer	7,788	8,071	8,746	8,521	9,253	7,788	9,253
Total non-accrual loans	36,859	31,383	28,875	32,308	45,009	36,859	45,009
90 days or more past due loans, still accruing interest	5,406	5,483	2,883	4,559	2,744	5,406	2,744
Total non-performing loans	42,265	36,866	31,758	36,867	47,753	42,265	47,753
Accruing TDRs	2,491	2,702	2,743	2,771	3,067	2,491	3,067
OREO	29,452	29,238	27,349	31,129	24,471	29,452	24,471
Total non-performing assets	$74,208	$68,806	$61,850	$70,767	$75,291	$74,208	$75,291
30-89 days past due loans (4)	$22,770	$29,826	$16,329	$28,629	$28,625	$22,770	$28,625
Allowance for credit losses
Allowance for loan losses	$78,711	$75,582	$71,992	$68,384	$66,602	$78,711	$66,602
Allowance for covered loan losses	1,394	1,568	1,638	4,116	4,861	1,394	4,861
Reserve for unfunded commitments	1,400	1,225	1,225	1,225	1,816	1,400	1,816
Total allowance for credit losses	$81,505	$78,375	$74,855	$73,725	$73,279	$81,505	$73,279
Provision for loan losses	$8,085	$7,593	$4,500	$4,100	$6,000	$15,678	$12,552
Net charge-offs by category
Commercial and industrial	$1,450	$1,396	$1,781	$1,601	$3,273	$2,846	$9,930
Agricultural	—	—	—	—	—	—	—
Commercial real estate:
Office, retail, and industrial	1,633	421	267	457	1,862	2,054	1,696
Multi-family	83	179	(27)	67	466	262	490
Construction	(12)	111	105	(114)	(188)	99	(205)
Other commercial real estate	810	1,294	110	92	(603)	2,104	448
Consumer	1,164	672	1,134	959	432	1,836	911
Covered loans	2	—	—	1	285	2	513
Total net charge-offs	$5,130	$4,073	$3,370	$3,063	$5,527	$9,203	$13,783
Total recoveries included above	$1,003	$1,116	$1,031	$1,294	$2,579	$2,119	$4,376
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2016	2015	2015	2015
Asset Quality ratios (4)
Non-accrual loans to total loans	0.46%	0.40%	0.40%	0.47%	0.66%
Non-performing loans to total loans	0.53%	0.47%	0.45%	0.54%	0.70%
Non-performing assets to total loans plus OREO	0.93%	0.88%	0.86%	1.02%	1.10%
Non-performing assets to tangible common equity plus allowance for credit losses	7.72%	7.39%	7.03%	7.99%	8.74%
Non-accrual loans to total assets	0.34%	0.29%	0.30%	0.33%	0.46%
Allowance for credit losses and net charge-off ratios
Allowance for credit losses to total loans (5)	1.02%	1.00%	1.05%	1.06%	1.07%
Allowance for credit losses to loans, excluding acquired loans	1.11%	1.11%	1.11%	1.14%	1.16%
Allowance for credit losses to non-accrual loans (4)	217.34%	244.74%	253.57%	215.45%	152.01%
Allowance for credit losses to non-performing loans (4)	189.54%	208.34%	230.55%	188.81%	143.27%
Net charge-offs to average loans (2)	0.26%	0.22%	0.19%	0.18%	0.33%
Footnotes to Selected Financial Information

(1)	See the Non-GAAP Reconciliations section for detailed calculation.

(2)	Annualized based on the actual number of days for each period presented.

(3)	Presented on a tax equivalent basis, which reflects federal and state tax benefits.

(4)	Excludes covered loans and covered OREO.

(5)
This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk, as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses is established on acquired loans as necessary to reflect credit deterioration.

(6)
Certain significant transactions include acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Earnings Per Share
Net income	$25,267	$17,962	$16,324	$23,284	$22,574	$43,229	$42,456
Net income applicable to non-vested restricted shares	(290)	(212)	(179)	(226)	(249)	(502)	(477)
Net income applicable to common shares	24,977	17,750	16,145	23,058	22,325	42,727	41,979
Acquisition and integration related expenses	618	5,020	1,389	—	—	5,638	—
Tax-equivalent adjustment of acquisition and integration related expenses (2)	(247)	(2,008)	(556)	—	—	(2,255)	—
Property valuation adjustments	—	—	8,581	—	—	—	—
Tax-equivalent adjustment of property valuation adjustments (2)	—	—	(3,432)	—	—	—	—
Net income applicable to common shares, excluding certain significant transactions (1)	$25,348	$20,762	$22,127	$23,058	$22,325	$46,110	$41,979
Weighted-average common shares outstanding:
Weighted-average common shares outstanding (basic)	80,383	77,980	77,121	77,106	77,089	79,182	77,004
Dilutive effect of common stock equivalents	13	12	13	13	12	12	12
Weighted-average diluted common shares outstanding	80,396	77,992	77,134	77,119	77,101	79,194	77,016
Basic EPS	$0.31	$0.23	$0.21	$0.30	$0.29	$0.54	$0.55
Diluted EPS	$0.31	$0.23	$0.21	$0.30	$0.29	$0.54	$0.55
Diluted EPS, excluding certain significant transactions (1)	$0.32	$0.27	$0.29	$0.30	$0.29	$0.58	$0.55
Anti-dilutive shares not included in the computation of diluted EPS	469	608	735	751	768	539	857
Tax Equivalent Net Interest Income
Net interest income	$89,981	$80,714	$78,012	$77,902	$78,902	$170,695	$155,684
Tax-equivalent adjustment	2,193	2,307	2,494	2,609	2,693	4,500	5,576
Tax-equivalent net interest income (2)	$92,174	$83,021	$80,506	$80,511	$81,595	$175,195	$161,260
Efficiency Ratio Calculation
Noninterest expense	$81,354	$82,589	$86,743	$74,365	$73,451	$163,943	$146,108
Less:			—
Net OREO expense	(1,122)	(664)	(926)	(1,290)	(1,861)	(1,786)	(3,065)
Acquisition and integration related expenses	(618)	(5,020)	(1,389)	—	—	(5,638)	—
Property valuation adjustments	—	—	(8,581)	—	—	—	—
Total	$79,614	$76,905	$75,847	$73,075	$71,590	$156,519	$143,043
Tax-equivalent net interest income (2)	$92,174	$83,021	$80,506	$80,511	$81,595	$175,195	$161,260
Fee-based revenues	35,934	33,594	33,927	33,118	31,573	69,528	60,214
Add:
Other income, excluding BOLI income	984	579	807	446	446	1,563	1,511
BOLI	881	866	922	926	1,454	1,747	2,337
Tax-equivalent adjustment of BOLI	587	577	615	617	969	1,165	1,558
Total	$130,560	$118,637	$116,777	$115,618	$116,037	$249,198	$226,880
Efficiency ratio	60.98%	64.82%	64.95%	63.20%	61.70%	62.81%	63.05%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Risk-Based Capital Data
Common stock	$913	$913	$882	$882	$882	$913	$882
Additional paid-in capital	495,159	493,153	446,672	445,037	443,558	495,159	443,558
Retained earnings	982,277	964,250	953,516	944,209	927,939	982,277	927,939
Treasury stock, at cost	(218,657)	(218,710)	(226,413)	(226,641)	(226,190)	(218,657)	(226,190)
Goodwill and other intangible assets	(358,582)	(357,895)	(327,115)	(318,854)	(319,243)	(358,582)	(319,243)
Disallowed deferred tax assets	(2,263)	(2,956)	(1,902)	(2,889)	(3,046)	(2,263)	(3,046)
CET1 capital	898,847	878,755	845,640	841,744	823,900	898,847	823,900
Trust-preferred securities	50,690	50,690	50,690	50,690	50,690	50,690	50,690
Other disallowed deferred tax assets	(1,508)	(1,970)	(2,868)	(4,334)	(4,568)	(1,508)	(4,568)
Tier 1 capital	948,029	927,475	893,462	888,100	870,022	948,029	870,022
Tier 2 capital	81,505	78,375	74,855	73,725	73,279	81,505	73,279
Total capital	$1,029,534	$1,005,850	$968,317	$961,825	$943,301	$1,029,534	$943,301
Risk-weighted assets	$9,641,953	$9,452,551	$8,687,864	$8,414,729	$8,296,679	$9,641,953	$8,296,679
Adjusted average assets	$10,608,085	$9,700,671	$9,501,087	$9,559,796	$9,318,347	$10,608,085	$9,318,347
Total capital to risk-weighted assets	10.68%	10.64%	11.15%	11.43%	11.37%	10.68%	11.37%
Tier 1 capital to risk-weighted assets	9.83%	9.81%	10.28%	10.55%	10.49%	9.83%	10.49%
CET1 to risk-weighted assets	9.32%	9.30%	9.73%	10.00%	9.93%	9.32%	9.93%
Tier 1 capital to average assets	8.94%	9.56%	9.40%	9.29%	9.34%	8.94%	9.34%
Tangible Common Equity
Stockholders' equity	$1,250,889	$1,224,565	$1,146,268	$1,147,669	$1,124,957	$1,250,889	$1,124,957
Less: goodwill and other intangible assets	(369,962)	(369,979)	(339,277)	(331,250)	(332,223)	(369,962)	(332,223)
Tangible common equity	880,927	854,586	806,991	816,419	792,734	880,927	792,734
Less: AOCI	8,803	15,041	28,389	15,818	21,232	8,803	21,232
Tangible common equity, excluding AOCI	$889,730	$869,627	$835,380	$832,237	$813,966	$889,730	$813,966
Total assets	$10,995,810	$10,728,922	$9,732,676	$9,935,046	$9,863,027	$10,995,810	$9,863,027
Less: goodwill and other intangible assets	(369,962)	(369,979)	(339,277)	(331,250)	(332,223)	(369,962)	(332,223)
Tangible assets	$10,625,848	$10,358,943	$9,393,399	$9,603,796	$9,530,804	$10,625,848	$9,530,804
Tangible common equity to tangible assets	8.29%	8.25%	8.59%	8.50%	8.32%	8.29%	8.32%
Tangible common equity, excluding AOCI, to tangible assets	8.37%	8.39%	8.89%	8.67%	8.54%	8.37%	8.54%
Tangible common equity to risk-weighted assets	9.14%	9.04%	9.29%	9.70%	9.55%	9.14%	9.55%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Six Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,	June 30,
	2016	2016	2015	2015	2015	2016	2015
Return on Average Common and Tangible Common Equity
Net income applicable to common shares	$24,977	$17,750	$16,145	$23,058	$22,325	$42,727	$41,979
Intangibles amortization	1,245	985	971	973	978	2,230	1,976
Tax-equivalent adjustment of intangibles amortization	(498)	(394)	(388)	(389)	(391)	(892)	(790)
Net income applicable to common shares, excluding intangibles amortization	25,724	18,341	16,728	23,642	22,912	44,065	43,165
Acquisition and integration related expenses	618	5,020	1,389	—	—	5,638	—
Tax-equivalent adjustment of acquisition and integration related expenses (2)	(247)	(2,008)	(556)	—	—	(2,255)	—
Property valuation adjustments	—	—	8,581	—	—	—	—
Tax-equivalent adjustment of property valuation adjustments (2)	—	—	(3,432)	—	—	—	—
Net income applicable to common shares, excluding intangibles amortization and certain significant transactions (1)	$26,095	$21,353	$22,710	$23,642	$22,912	$47,448	$43,165
Average stockholders' equity	$1,235,497	$1,178,588	$1,154,506	$1,134,967	$1,123,530	1,207,043	$1,119,170
Less: average intangible assets	(369,177)	(346,549)	(331,013)	(331,720)	(332,694)	(357,863)	(333,186)
Average tangible common equity	$866,320	$832,039	$823,493	$803,247	$790,836	$849,180	$785,984
Return on average common equity (3)	8.13%	6.06%	5.55%	8.06%	7.97%	7.12%	7.56%
Return on average tangible common equity (3)	11.94%	8.87%	8.06%	11.68%	11.62%	10.44%	11.07%
Return on average tangible common equity, excluding certain significant transactions (1) (3)	12.11%	10.32%	10.94%	11.68%	11.62%	11.24%	11.07%
Footnotes to Non-GAAP Reconciliations

(1)
Certain significant transactions include acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives.

(2)	Presented on a tax equivalent basis, which reflects federal and state tax benefits.

(3)	Annualized based on the actual number of days for each period presented.